EXHIBIT 99.1

DIGATRADE PROVIDES SHAREHOLDER UPDATE

Vancouver, British Columbia / ACCESSWIRE / June 27, 2022 - DIGATRADE FINANCIAL CORP (OTCPK: DIGAF), www.DigatradeFinancial.com, a financial technology services company, provides a corporate update regarding its strategic investment and its territorial licensing agreements with Securter Systems Inc. (“Securter”).

We are pleased to acknowledge that recently Securter participated and was selected out of 50 paytech companies as one of 16 start-ups to participate in the Paytech Call Initiative 2022 in Toronto. The Startup in Residence Accelerator program is a partnership between Desjardins and Fintech Cadence. It will include the opportunity to meet top caliber experts in the industry as well as other technology companies aiming to elevate the Canadian Paytech landscape. These Paytechs will also have access to Payments Canada API. This opportunity to present Securter’s technology will be valuable and provide awareness to industry for the next phase of the Securter rollout, as well as lend further credibility to its technology. Digatrade’s existing exclusive territory for the Securter technology includes two large, exciting growth markets, South America and the United Kingdom.

South America Update:

On September 24, 2020; Digatrade acquired an exclusive five-year Licensing Agreement (“License”) upon the completion of the Securter Spinout whereby Digatrade acquired the sales and marketing rights to South America (“Territory”). Securter has the option to Buy-Out (“Buy-Out”) the License by paying Digatrade (“License Holder”) three (3) times the Regions Net Profit in accordance with IFRS accounting standards. Should the License Holder expend a minimum of CDN$500,000.00 for sales & marketing activities in at least one South American country, then the Buy-Out shall be determined by the “Fair Market Value” as independently determined. The Company is excited about the growth opportunities currently presented in South America and that the technology could become an useful application for payment services providers and a cost saving tool that could save billions of dollars in credit card fraud losses to merchants and consumers.

UK Territory Update:

Digatrade is an equity shareholder in Securter and on July 1, 2021, acquired an exclusive five-year Licensing Agreement (“License”) whereby Digatrade has acquired the sales and marketing rights to the United Kingdom (“Territory”). Terms of the agreement include an option to Buy-Out (“Buy-Out”) the License by paying Digatrade (“License Holder”) three (3) times the Regions Net Profit in accordance with IFRS accounting standards. Should the License Holder expend a minimum of CDN$500,000.00 for sales & marketing activities in the region, then the Buy-Out shall be determined by the “Fair Market Value” as independently determined.

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United Kingdom “UK” Payments Market Expecting Major Growth; all figures based in GBP:

•	Contactless debit and credit card payment volumes totalled $8.6 billion

•	Cash payments decreased by 15% to $9.3b

•	Faster Payments and other remote banking totalled just under $2.5 billion

•	Cheque volumes continued falling accounting for less than 1% of payments made in the UK

•	72% of UK adults used online banking and 50% used mobile banking;

•	Banks Direct Credit volumes fell by 3% to $2b

•	Direct Debit volumes rose 3% to $4.5b

•	The value of Clearing House Automated Payment System ”CHAPS” decreased slightly to $83.4 trillion $8,743 billion total value of payments.

Digatrade’s access to this exciting technology for online payment processing presents numerous and vast opportunities, especially in the UK. As CNP (“Card Not Present”) transactions explode, driven in part by the pandemic and adoption of global online commerce, so does the risk of fraud. This unique technology will improve the financial security and privacy of all CNP transactions processed by participating financial institutions and payment processors. The technology has the ability to reduce billions of dollars of losses annually that arise from fraudulent online transactions.  The licensed technology has multiple elements by which to tackle mounting online losses in the online payment processing sector. Digatrade’s acquisition of the sales & marketing license in the United Kingdom is anticipated to increase Digatrade’s profile in the fintech sector due to the immense benefit that the technology brings to major financial institutions and credit card users alike. Under the existing Securter revenue share model with its payment processing partners, Digatrade will benefit from a proportion of this revenue as it builds its sales and marketing efforts in the UK. The revenue sharing model has produced the fintech giants that operate in today’s global payments system. Digatrade will thereby benefit financially from the existing payments infrastructure, and the relationships developed by Securter improving reliability, profitability, convenience, and security.

Securter IPO Update:

As an equity partner of Securter, Digatrade provides an update on the Securter progress towards its public listing and that it continues to advance its planned Initial Public Offering (“IPO”) with the Prospectus now under review by the Underwriter. Securter’s IPO process continues to move forward with the financial audit, merit assessment and detailed corporate review now completed.

ABOUT DIGATRADE:

DIGATRADE is a Financial Technology “fintech” services company. Digatrade is developing various payment industry process improvements that are proprietary. They represent a next generation platform for security and convenience in a variety of modalities, including online credit card payment system in South America and the UK. Digatrade is targeting numerous fintech service licensing vehicles, also including blockchain derived applications. Digatrade Financial Corp. is located in Vancouver, British Columbia, and publicly listed on the OTC.PK under the trading symbol DIGAF. DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission “BCSC” and in the United States with the Securities Exchange Commission “SEC”.

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CORPORATE CONTACT INFORMATION:

Digatrade Financial Corp

1500 West Georgia Street, 1300

Vancouver, BC V6G 2Z6 Canada

Tel:  +1(604) 200-0071

Fax: +1(604) 200-0072

www.DigatradeFinancial.com

info@digatradefinancial.com

Forward-Looking Information

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

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